ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076
September 28, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Carlos Pacho

Re:     AdCare Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 3015
Filed August 13, 2015
File No. 001-33135

Ladies and Gentlemen:
On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Allan Rimland, dated September 15, 2015. For the convenience of the Staff, the Company has restated in this letter in italics each Comment and presented the Company’s response thereto below the restated Comment.
Description of Business, page 80
Intangible Assets and Goodwill, page 84
Note 6. Intangible Assets and Goodwill, page 92

1.
“We note that separable bed licenses (indefinite lived intangible assets) and goodwill balances were $2.5 million and $4.2 million, respectively, for 2014 and 2013. Per your strategic plan, you will transition from an owner/ manager/ operator of skilled nursing and assisted living facilities to a healthcare property holding and leasing company. Please tell us the following:

•	How you considered the impact of such business restructuring on the recoverability of separable bed licenses (indefinite lived intangible assets) and goodwill when you performed

Securities and Exchange Commission
Division of Corporation Finance
September 28, 2015

your annual impairment test during the fourth quarter of 2014. We note that you had acquired such assets and goodwill under your prior business model;
Each quarter, the Company performs an analysis of facility level results by comparing the net book value (“NBV”) of long lived assets (“LLA”) to EBITDAM (revenues minus expenses before interest, taxes, depreciation, amortization, and internal management fees) for the current year based on a rolling twelve month period. The ratio of LLA / EBITDAM is evaluated quarterly and assessed as a potential indicator of impairment. A lower positive ratio indicates cash flow is sufficient to "recover" the NBV of LLA over the expected remaining useful life of the asset group. A high positive ratio or negative ratio is not necessarily an indicator of impairment, but is an indication that additional analysis is appropriate.
As part of this quarterly analysis completed as of December 31, 2014, management considered the impact of the Company’s business restructuring on the recoverability of separable bed licenses and goodwill.
Due to the Company’s strategic plan to transition to a healthcare property holding and leasing company, in conjunction with the analysis of trailing operating results mentioned above, management included in the recovery analysis a projection of undiscounted future cash flows as a holding entity after entering into leases or subleases with respect to each of the Company’s respective facilities. In doing so, management evaluated two additional scenarios which relate to the current transition from an owner/operator of healthcare facilities to a healthcare property holding and leasing company, including:

1)	A scenario which assumes all facilities were leased for twelve full months starting January 1, 2015; and

2)
A scenario which reflects a combination of anticipated operating results (i.e., 2015 operating budget) for a portion of the projected year combined with projected rental amounts for the remaining portion of the projected year.

Although all of the Company’s leases and subleases contain annual escalators throughout the lease terms, management used initial year one base cash rent per month for purposes of all calculations. Using these assumptions, management calculated the recoverability of its LLA, including property, plant, and equipment (“PP&E”), intangible assets (including bed licenses) and other facility level assets, and determined that impairment was not necessary.
With regards to goodwill, as of October 1st of each year, the Company completes an annual evaluation of all goodwill for impairment consideration. As a supplement to the above LLA testing, the Company uses the same analysis to determine the recoverability of goodwill and intangible lease rights. In both scenarios 1 and 2 (as described above), all entities displayed a recoverable amount in excess of combined PP&E, bed licenses, goodwill and intangible lease rights.

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Securities and Exchange Commission
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September 28, 2015

In addition, as part of the analysis, management also considered capital expenditures. The Company’s lease and sublease agreements include a provision stating that the Company’s tenants are responsible for facility maintenance and capital expenditures. Given the requirements under this provision, the Company anticipates continued modest capital improvements by tenants at the facilities, but does not anticipate significant or major capital improvement costs to be incurred by the Company, and accordingly, such amounts are excluded from the calculations.
In accordance with the “Subsequent Measurement” guidance of Accounting Standards Certification (“ASC”) 350-20-35, management also assessed qualitative factors and deemed it more likely than not that the fair value of the reporting entities exceeded their carrying amount, including goodwill. In performing this consideration, management evaluated the following events and circumstances:
1) Macroeconomic conditions;
2)     Industry and market considerations;
3)     Cost factors;
4)     Overall financial performance;
5)     Specific entity events – Change in company strategy; and
6)     Other factors.

After performing an evaluation, which takes into consideration these events and circumstances, some of the primary conclusions drawn by management were as follows:

-	The Company maintains a continuing “in-demand” business that is expected to trend favorably, especially given the demographics of the aging “baby-boomer” population;

-
The Company acknowledges uncertainty surrounding the process of transitioning its overall business strategy from an owner/operator of healthcare facilities to a healthcare property holding and leasing company. However, the Company deems the new business model, once attained, will contain a more stable and consistent revenue stream for each entity rather than a less stable revenue (and profitability) stream under the prior owner/operator model.

-
The Company’s combined portfolio of skilled nursing facilities are strong performers with competitive average occupancy, Medicare and skilled managed care mix (“Quality Mix”) ratios, and reimbursement rates, which suggest that the Company’s portfolio of facilities will be attractive to third-party operators, and thus, give a positive indication to the attainability of the Company’s transition plan.

Accordingly, given the above described considerations, the Company deemed it more likely than not that the fair value of the entities was greater than their carrying amounts and thus, management concluded that there was no goodwill impairment.

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September 28, 2015

In conclusion, based on the above, no facility impairment was required at December 31, 2014, in accordance with ASC 360. Management continues to monitor the performance of each its facilities on an ongoing basis.

•	Why you have not allocated goodwill to discontinued operations; and

As of the period ended December 31, 2014, the Company had already transferred operations on several of its facilities to third-party operators. As part of that process, management reclassified various patient care revenue and expense items on the income statements from continuing operations to discontinued operations (“Loss from Discontinued Operations, net of tax”). The Company does not reclassify items on the balance sheets for such discontinuations as long as it retains ownership of the underlying PP&E, even after the Company no longer operates the facilities. This methodology applies to all items on each facility level balance sheet, including goodwill and intangible assets (bed licenses).
As it pertains to the reclassification of goodwill impairment, during the year ended December 31, 2014, the Company entered into a representation agreement to sell one of its Oklahoma facilities resulting in all of the discontinued facility’s applicable assets and liabilities to be reclassified on the balance sheet to assets and liabilities of disposal group held for sale. In the prior year ended December 31, 2013, the discontinued Oklahoma facility, now held for sale, recorded a full impairment of goodwill due to ongoing poor profitability. That impairment charge was properly reflected in continuing operations as reflected in the Company’s Annual Report on Form 10-K for the year end December 31, 2013. As it relates to the Annual Report on Form 10-K for the year ended December 31, 2014, the Company appropriately reclassified said prior year goodwill impairment, among other income statement items, to loss from discontinued operations, net of tax for the comparative prior year period. No other goodwill impairments were incurred during 2014 as a result of management’s analysis described above. As such, the reported goodwill balances are properly reflected for both the current and comparative periods presented at December 31, 2014.

•
Whether you expect to continue operating health care facilities in states where the bed licenses are non-transferable (not separable from the facilities) or what your continuing involvement will be with the third party operator/ sublessee. Include in your response, the nature of your involvement in maintaining the bed licenses that are required to operate the related facilities that you have sublet. We note that the change in carrying amount ($33 million at 2014) arose primarily from amortization and that there was no significant allocation to discontinued operations.

The Company does not anticipate operating any facilities after the operations of such facilities are transferred to third-party operators as part of the Company’s transition to a healthcare property holding and leasing company, but does anticipate maintaining ownership of such facilities after

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Securities and Exchange Commission
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such transfers. AdCare leases the right of use to third-party operators, but will retain ownership of all facility bed licenses for all of the Company’s subleased buildings and, therefore, amortization of such bed licenses are appropriately not reclassified to loss from discontinued operations, net of tax. Under the terms of the lease agreements, the tenants will be responsible for payment of taxes associated with the facility, which include property taxes and bed taxes.
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Cash Requirements, page 13
Liquidity and Capital Resources, page 44

2.
“We note that you have approximately $55 million of debt maturities due between 2015 and 2016 as presented on pages 20 and 21. You disclose that you "routinely have ongoing discussions with existing and potential new lenders to refinance current debt on a longer term basis.” Considering your limited borrowing capacity in your line of credit facilities and your non-compliance with debt covenants related to other credit instruments, please explain in greater detail how you expect to refinance your debt under favorable terms or expand borrowing arrangements with certain lenders. If, based on your recent actions, you are more likely to rely on private placements of preferred stock in the future, please address your ability to continue paying dividends on both common and preferred shares in addition to your debt obligations as they come due.”

Management continues to enjoy a good working relationship with the Company’s lenders and has been successful in the past at resolving financial and administrative covenant violations as well as various finance restructuring agreements. Management has discussed with the Company’s lenders various options to restructure the Company’s current debt and covenant requirements in order to minimize violations and risks from maturity in the future. As the Company continues to progress in the execution of its transition plan, management expects assets to further stabilize under new operator leadership, thus reducing the risks and occurrences associated with covenant violations as well as risks associated with debt maturities.
As noted in the notes payable and other debt footnote (Note 9) found on page 21 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, the Company has approximately $27.7 million of current maturities due between July 1, 2015 and June 30, 2016 and approximately $54.4 million of additional debt due between July 1, 2016 and June 30, 2017. Management has been successful in raising various forms of capital to fund growth and meet its operating needs in the past, and currently has a strategic plan in place to address these pending maturities through a combination of debt refinancing transactions, sales of certain facilities, and pay-downs.
With respect to the $27.7 million of maturities listed as due from July 1, 2015 – June 30, 2016, subsequent to period end, payments of approximately $4.5 million were made to holders of current

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Securities and Exchange Commission
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convertible debt instruments from cash on hand. The Company also completed a sales transaction for one of its skilled nursing facilities in Arkansas listed as assets of disposal group held for sale with a subsequent debt repayment of approximately $3.4 million included in liabilities of disposal group held for sale. In addition, purchase and sales agreements were executed to sell one skilled nursing facility in Oklahoma listed as assets of disposal group held for sale and one assisted living facility in Alabama listed as assets of variable interest entity held for sale, with $5.0 million of liabilities of disposal group held for sale and $5.9 million of liabilities of the variable interest entity held for sale expected to be repaid through a combination of release on restricted cash and proceeds from sale at closing. Both pending sales transactions are expected to close in the fourth quarter 2015. The Company also has an additional $1.0 million of liabilities of disposal group held for sale that pertains to a Georgia office space that is expected to be repaid in the fourth quarter 2015 or first quarter 2016 through a sale of such office space assets listed in assets of disposal group held for sale. Management is also in the process of negotiating terms with one of its current lenders to refinance $2.5 million of debt listed as current portion of notes payable and other for a skilled nursing facility located in Georgia. Of the remaining $5.4 million maturing between July 1, 2015 and June 30, 2016, management expects to repay all amounts through cash from operations and cash on hand.
At June 30, 2015, the Company had approximately $54.4 million of projected debt maturing from July 1, 2016 to June 30, 2017. Approximately $45.0 million of the $54.4 million is senior secured mortgage debt with the remaining consisting of approximately $7.7 million of convertible debt and $1.7 million of various other maturities. Working within the Company’s network of lending relationships, management has signed agreements to refinance approximately $33.7 million of the $45.0 million of pending secured mortgage debt maturities to its various lending agents for long-term debt refinancing under the United States Department of Housing and Urban Development (“HUD”) with an additional $11.3 million pending engagement and assignment to a lending agent. Of the total contracted amount, approximately $6.5 million was recently submitted to HUD and is awaiting final approval. Management has a recent track record of completing several such debt refinancing engagements with HUD and has often managed to obtain surplus cash on debt refinancing as well as a reduction in rates. The Company will also extend maturities to 30 years for all HUD refinanced debt whereas most of the debt currently being considered for debt refinancing had an original term period of between one and five years. Management fully anticipates continuation in this debt refinancing strategy in the future.
Management does not believe that the Company is more likely to rely on additional stock offerings in the future and expects that the Company will be able to make dividend payments on preferred and common stock due to anticipated additional cash liquidity, improvements in cash flow due to stabilization of assets under the new leasing structure, reductions in interest rates, and extensions of maturity on its traditional current debt resulting from pending HUD debt refinancing

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engagements. Potential limitations on the Company’s ability to pay dividends are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014: (i) on page 25 under the risk factor “There are no assurances with respect to our ability to pay dividends”; and (ii) on page 36 under “Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.” If circumstances arise which cause the Company to be unable to pay dividends due to any such limitations, then the Company’s Board of Directors would cease declaring dividends.
Leased and Subleased Facilities to Third-Party Operators, page 48

3.
“We note the significant difference between your future minimum lease receivables under your subleases and your future minimum lease payments under your Master Lease as presented hereunder. Please tell us whether your future minimum lease receivables include any consideration other than sublease of the facilities (i.e., profit-sharing or shared services). If so, tell us the nature of the consideration. Additionally, disclose any rents assigned to certain of your lenders if included in such receivables. We note your disclosure on page 23.”

As of June 30, 2015, the Company leased 11 of its facilities from three landlords. These leases, in addition to one lease for the corporate office, account for all of the Company’s third-party lease expenses as reflected on the income statements and are projected forward in the future minimum lease payments disclosure footnote as described above.
As of June 30, 2015, the Company had leased, or subleased a total of 23 facilities to third-party operators, 15 of which are owned by the Company, and 8 of which are leased from landlords. The leases for these 23 facilities account for all of the Company’s third-party lease revenues and are projected out in the future minimum lease receivables disclosure footnote as described above.
The reason for the large difference between future minimum lease payments received from tenants when compared to the future minimum lease payments paid to landlords is because, as of June 30, 2015, the Company had leased more facilities to third-party tenants with a combined larger projected future revenue stream than the combined projected future expense stream of future minimum lease payments to landlords (23 facilities vs 11 facilities). None of the Company’s leases were structured in such a way as to not be immediately accretive for cash flow purposes.
As of June 30, 2015, the Company’s leases/subleases to third-party tenants did not include any profit sharing or shared services provisions. Rents are assigned to certain of our lenders which include the following borrower entities (in bold) where operations have completed the transfer process to various third-party operators as of June 30, 2015:

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•	Assignment of Leases and Rents, dated July 27, 2011, between Erin Property Holdings, LLC and the Bank of Atlanta, with respect to the USDA and SBA Loans.

•
Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing, dated January 30, 2015, by Georgetown HC&R Property Holdings, LLC to and for the benefit of The PrivateBank and Trust Company.

•
Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing, dated January 30, 2015, by Sumter Valley Property Holdings, LLC to and for the benefit of The PrivateBank and Trust Company.

•	Absolute Assignment of Rents and Leases, dated February 25, 2015, by Woodland Hills HC Property Holdings, LLC, to and for the benefit of The PrivateBank and Trust Company.

•	Absolute Assignment of Rents and Leases, dated February 25, 2015, by APH&R Property Holdings, LLC, to and for the benefit of The PrivateBank and Trust Company.

•
Mortgage, Security Agreement, Assignment of Rents and Leases & Fixture Filing, dated as of April 1, 2012, executed by Little Rock HC&R Property Holdings, LLC to and for the benefit of The PrivateBank and Trust Company

•	Assignment of Leases and Rents, dated June 8, 2012, by and between Mt. V Property Holdings, LLC and Metro City Bank.

•	Assignment of Leases and Rents, dated June 8, 2012, by and between Mt. V Property Holdings, LLC and Economic Development Corporation of Fulton County.

The foregoing agreements have been filed as exhibits to the Company’s quarterly or annual reports. Additional disclosure regarding assigned rents will be included in the Company’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in quarterly and annual filings on a going forward basis.
* * *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, each as may be amended (collectively, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings;

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and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.
Very truly yours,
/s/ Allan Rimland
Allan Rimland
President and Chief Financial Officer

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